Mail Stop 4561

February 8, 2007

VIA USMAIL and FAX (617) 236-3311

Mr. Douglas T. Linde
Chief Financial Officer
Boston Properties, Inc.
111 Huntington Avenue, Suite 300
Boston, Massachusetts 02199

>   **Re: Boston Properties, Inc.**
>   **Form 10-K for the year ended 12/31/2005**
>   **Filed on 3/16/2006**
>   **File No. 001-13087**

Dear Mr. Douglas T. Linde:

We have reviewed your response letter dated January 12, 2007 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Note 10 - Minority Interest, page 108

1.   We have read your response to comment three.   We believe the disclosures alluded to in our initial comment regarding minority interest would be beneficial to the readers of the financial statements.   In future filings, please disclose the amount of consideration that would be paid to the holders of the non-controlling interests as if the termination of the operating partnership occurred on the balance sheet date and how changes in the fair value of your equity shares would affect those settlement amounts.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant